Puhui Wealth Investment Management Co., Ltd.

Suite 1002, W3 Office Building, Oriental Commerce Tower

No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

VIA EDGAR

October 13, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Gessert

Re:	Puhui Wealth Investment Management Co. Ltd.

Amendment No. 1 to Registration Statement on Form F-3

Filed September 10, 2020

File No. 333-245003

Dear Mr. Gessert:

Puhui Wealth Investment Management Co. Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 23, 2020, regarding the Amendment No. 1 to Registration Statement on Form F-3 (the “Registration Statement”) filed on September 10, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Registration Statement on Form F-3 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-3

Articles of Association – Exclusive Forum Provision, page 5

1.	We note your response to comment 1, including disclosure that "Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder." Please further revise to specifically clarify whether the forum selection provision applies to actions arising under the Securities Act. If so, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: We have revised disclosures on pages 2 and 5 in response to Staff’s comment.

Legal Matters, page 19

2.	We note the legal opinions you have filed as Exhibits 5.1 and 5.2 in response to comment 2. Please address the following:

●	Expand your disclosure under Legal Matters on page 19 to encompass all the types of securities being registered and also specify what legal matters are being passed upon by each of your counsels in the registration statement, including Ellenoff Grossman & Schole LLP, who has provided the legality opinion filed as Exhibit 5.2;

●	Revise the opinion of counsel(s) to opine on the legality of the Depositary Shares being registered. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19;

●	Revise the first paragraph of the legality opinion filed as Exhibit 5.2 to reconcile counsel’s reference to the $80,000,000 aggregate offering price with the $66,000,000 amount shown on the cover page of the prospectus; and

●	Noting that the opinions of counsel are subject to a number of qualifications and assumptions, including an assumption that the board of directors of the company will have taken all necessary corporate action to create and issue the securities being offered, please confirm to us that when a takedown occurs, you will file an appropriately unqualified opinion as to the legality of the takedown. Please refer to Section II.B.2.a of Staff Legal Bulletin 19 for guidance.

Response: We have revised disclosures on page 19 in response to Staff’s comment. It is hereby confirmed that we will file an appropriate unqualified option from counsel as to the legality of the takedown.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel David Selengut, Esq. of Ellenoff Grossman & Schole LLP by email at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhe Ji
Zhe Ji

cc:
Ellenoff Grossman & Schole LLP